SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 9) 1

Simon Worldwide, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

828815100
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 29, 2008
(Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 6 Pages)

CUSIP No. 828815100	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS EVEREST SPECIAL SITUATIONS FUND L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,767,133
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,767,133
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,767,133
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.02%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 828815100	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS MAOZ EVEREST FUND MANAGEMENT LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,767,133
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,767,133
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,767,133
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.02%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 828815100	13D	Page 4 of 6 Pages

1	NAME OF REPORTING PERSONS ELCHANAN MAOZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,767,133
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,767,133
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,767,133
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.02%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 828815100	13D	Page 5 of 6 Pages

        The following constitutes Amendment No. 9 ("Amendment No. 9") to the Schedule 13D filed by the undersigned. This Amendment No. 9 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

        Item No. 3 is hereby amended and restated in its entirety to read as follows:

        The aggregate purchase price, including commissions, of the 2,767,133 shares of the Issuer’s Common Stock purchased by Everest and reported in this Schedule 13D is $882,132 (including all brokers’ commissions). The shares of Common Stock reported herein were purchased with Everest’s working capital.

Item 5.	Interest in Securities of the Issuer.

        Item 5(a) is hereby amended and restated in its entirety to read as follows:

        5(a)        As of September 2, 2008, the Reporting Persons may be deemed to own beneficially 2,767,133 Shares which constitutes approximately 17.02% of the 16,260,324 outstanding shares of the Common Stock (based upon the number of Shares that were reported to be outstanding in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2008 filed with Securities and Exchange Commission on August 19, 2008). MEFM, by virtue of its status as the general partner of Everest, may be deemed to own beneficially the Shares held by Everest. Elchanan Maoz by virtue of his status as a controlling stockholder of MEFM, the general partner of Everest, may be deemed to own beneficially the Shares held by Everest. MEFM and Elchanan Maoz disclaim beneficial ownership of such Shares except to the extent of their pecuniary interest therein.

        Item 5(c) is hereby amended to include the following:

        5(c)        Transactions by the Reporting Persons in the Shares of the Issuer during the past 60 days:

	Everest Situations Fund L.P. Transactions
Date Purchase / Sale	Price ($)	No. of Shares Purchased / (Sold)

06/30/08	0.4070	20,000
07/23/08	0.4000	5,000
07/30/08	0.4400	200
07/31/08	0.4200	500
07/31/08	0.4300	5,000
08/12/08	0.3941	10,000
08/12/08	0.4000	22,500
08/25/08	0.3800	4,000
08/26/08	0.3800	5,000
08/28/08	0.4000	20,000
08/29/08	0.4100	9,400
08/29/08	0.4000	20,000
09/02/08	0.4000	40,000

CUSIP No. 828815100	13D	Page 6 of 6 Pages

SIGNATURES

        After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2008	EVEREST SPECIAL SITUATIONS FUND L.P. By: Maoz Everest Fund Management Ltd., General Partner

By: /s/ Elchanan Maoz —————————————— Elchanan Maoz, Chairman and Chief Executive Officer

MAOZ EVEREST FUND MANAGEMENT LTD.
By: /s/ Elchanan Maoz —————————————— Elchanan Maoz, Chairman and Chief Executive Officer

—————————————— ELCHANAN MAOZ